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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X         Form 40-F
                                  ---                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                   No  X
                          ---                   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                   No  X
                          ---                   ---

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                   No  X
                          ---                   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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ENDESA Signs Euro 2,000 Million Syndicated Loan, Its Largest Ever; The Company
Renews the Terms of Its Euro 3,758 Million Long-Term Liquidity Lines with 13
Banks

    NEW YORK--(BUSINESS WIRE)--April 22, 2005--ENDESA (NYSE:ELE)

    -- The two operations form part of ENDESA's balance-sheet strengthening plans and underscore the financial markets' confidence in the Company.

    -- The syndicated loan has a Euro 500 million tranche and a Euro 1,500 million credit line tranche. It matures in five years, with an option for extension to seven years.

    -- Both operations should bolster ENDESA's financial position considerably, extending its debt maturity profile, diversifying its sources of financing and reducing interest expenses.

    ENDESA (NYSE:ELE) today signed a Euro 2,000 million syndicated loan with 38 financial institutions to cover its financing needs, namely to fund planned capex and short-term debt redemption.
    The features of the operation, the largest ever signed by ENDESA, are as follows:

    -- A loan tranche and a credit line of Euro 500 million and Euro 1,500 million respectively.

    -- A five-year maturity, with single repayment upon maturity and with the option, for the lenders, of extending the maturity to seven years during the first two years.

    -- A fixed rate of Euribor + 18.5bp has been set for the loan tranche and a fixed rate of Euribor + 16.5bp for the credit line, with an additional fee of 2.5bp if the amount drawn down is over 50% and a drawdown fee for the credit line of 6bp over the undrawn amount.

    The following are the lead banks in the syndicated operation, in which a total of 38 Spanish and foreign blue-chip financial institutions are participating: BBVA, Barclays, The Royal Bank of Scotland, Calyon, Bank of America, BNP Paribas, Bank of Tokyo-Mitsubishi, Citibank, Dresdner Bank, HSBC, ICO, JP Morgan Chase, Mediobanca, Societe Generale, Unicredito, HVB, Banesto, Deutsche Bank, ING, La Caixa, SCH and ABN AMRO. Also participating are: Banca di Roma, Banca Intesa, BBK, Fortis, IXIS Corporate, Mizuho, Sanpaolo IMI, WestLB, Helaba, Morgan Stanley, Sumitomo, Cadif, Caja Astur, Banco Itau, Ibercaja and Caja de Ahorros de Badajoz.
    The operation, which underscores the market's confidence in ENDESA's creditworthiness, should provide the Company with greater flexibility in managing its debt and complements its strategy of mainly tapping the capital markets.
    ENDESA had a net cash pile (ex Enersis) at March 31 this year of Euro 4,750 million, so the new Euro 2,000 million will take this to Euro 6,750 million.
    In addition, ENDESA has renegotiated the terms and conditions of the long-term bilateral credit lines that the Company has signed with 13 financial institutions worth a total of Euro 3,758 million. This further bolster's its cash situation. In accordance with the new terms, the maturity has been extended to five years with an option to extend this to seven years, while this cost has declined in the line with the more propitious conditions on the financial markets.
    Once short-term debt redemptions have been refinanced with the new Euro 2,000 million loan operation, the average life of ENDESA's debt excluding Enersis will rise from 4.89 to 5.75 years. If these new operations were extended to seven years, the average life would be 6.5 years.
    Both operations, in line with ENDESA's strategy in recent years of bolstering its balance sheet, strengthen the Company's already high liquidity level by extending the average maturity of its debt and reducing interest costs.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: April 25th, 2005            By: /s/ David Raya
                                       -----------------------------------------

                                   Name:  David Raya
                                   Title: Manager of North America Investor
                                          Relations